Exhibit 12

Richard V. Smith
(415) 773-5830
rsmith@orrick.com
May 23, 2011
VIA EMAIL AND FEDERAL EXPRESS
Christopher J. Hewitt
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
Dear Mr. Hewitt:
Our client, Mr. Ki Yong Choi, has asked us to respond to your letter to him of May 18, 2011 (the “May 18 Letter”). In the May 18 Letter, you report that the Executive Committee of the Board of Directors of Cryo-Cell International, Inc. (“Cryo-Cell or the “Company”) has determined that Mr. Choi’s notice of intent to nominate director candidates at the Company’s upcoming annual meeting of stockholders failed to comply with the advance notice provisions of the Company’s Amended and Restated Bylaws (the “Bylaws”). You further report that, because of this purported defect, the director candidates nominated by Mr. Choi will not be considered at the annual meeting. Mr. Choi was understandably dismayed by the tone and content of your letter, which reveal the Executive Committee’s obvious desire to hide behind a technical reading of the Bylaws in order to entrench its members and avoid a full and fair electoral contest.
According to the May 18 Letter, only a “shareholder of record” may submit a proper notice of intent to nominate directors (a “Nomination Solicitation Notice”), and Mr. Choi failed to comply with that requirement because he was “not a shareholder of record” at the time he submitted his Nomination Solicitation Notice. The Executive Committee’s position is meritless.
First, the contention that only a “shareholder of record” may submit a Nomination Solicitation Notice contradicts the plain language of Section 10 of the Bylaws, which explicitly contemplates that “beneficial owners” of the Company’s stock may submit a Nomination Solicitation Notice. See Bylaws, Art. II, § 10 (“If a shareholder, or a beneficial owner on whose behalf any such nomination is made, has provided the Company with a Nomination Solicitation Notice....”) (emphasis added). The Executive Committee’s interpretation of the Bylaws would read this language out of existence.
Second, any doubt about the proper interpretation of the Bylaws must be resolved in Mr. Choi’s favor, both because any ambiguity must be resolved in favor of the stockholder franchise, and because any ambiguity in a corporate instrument must be construed against the drafter. See Levitt Corp. v. Office Depot, Inc., C.A. No. 3622, 2008 WL 1724244, at *5 (Del. Ch. Apr. 14, 2008); JANA

Christopher J. Hewitt
May 23, 2011

Master Fund, Ltd. v. CNET Networks, Inc., 954 A.2d 335, 339 (Del. Ch. 2008); Harrah’s Entm’t, Inc. v. JCC Holding Co., 802 A.2d 294, 310 (Del. Ch. 2002).
Third, Mr. Choi’s Nomination Solicitation Notice obviously satisfies the underlying purpose of the disputed Bylaw provision, which is to ensure that only bona fide stockholders may submit Nomination Solicitation Notices. The Executive Committee cannot credibly dispute the fact that Mr. Choi is a stockholder. The Company’s 2008, 2009 and 2010 proxy statements each list Mr. Choi as a stockholder. Item 12 of Part III of the Company’s Form 10-K filed for the year ended November 30, 2010 lists Mr. Choi as a stockholder. In 2008, the Company entered into an agreement with Mr. Choi in which the Company acknowledged that Mr. Choi was a holder of common shares of the Company.
In litigation over the election of directors at Cryo-Cell’s 2007 annual meeting, the Delaware Court of Chancery criticized the incumbents’ interference with the electoral process and characterized them as “insiders who could not win an election simply using the traditionally powerful advantages afforded incumbents.” The Executive Committee’s decision to reject Mr. Choi’s Nomination Solicitation Notice for the 2011 annual meeting demonstrates that it is headed down a similar path.
We respectfully request that the Executive Committee reconsider its position on the validity of Mr. Choi’s Nomination Solicitation Notice as soon as possible.
Very truly yours,
/s/ Richard Vernon Smith
Richard Vernon Smith
RVS/ldn
cc:      Ki Yong Choi